                                                           Marketing Specialists
                                                      17855 North Dallas Parkway
                                                             Dallas, Texas 75287
                                                              (Nasdaq/NMS: MKSP)


AT THE COMPANY                                 AT THE FINANCIAL BOARD

Gerald Leonard, President &                    Analyst Info: Michelle Cicoria
Chief Executive Officer                        (617) 369-9243
(781) 828-4800                                 General Info: Paula Schwartz
Timothy M. Byrd, Chief Financial Officer       Media Info: Judith Sylk Siegel
(972) 860-7530                                 (212) 661-8030

FOR IMMEDIATE RELEASE

November 11, 1999


                   MARKETING SPECIALISTS CORPORATION ANNOUNCES
                    1999 THIRD-QUARTER AND NINE-MONTH RESULTS
                      AND REITERATES OUTLOOK FOR YEAR 2000


CANTON, MA...NOVEMBER 11, 1999 - Marketing Specialists Corporation (Nasdaq/NMS:
MKSP), a leading provider of outsourced sales and marketing services to manufacturers, suppliers and producers of food products and consumer goods reported today its financial results for the third quarter and nine months ended September 30, 1999. In addition, management continues to maintain its earnings-per-share estimate for the year ending December 31, 2000, to be in the range of $.40 - $.50 per share. This estimate includes the acquisition of Paul Inman Associates, announced on October 13, 1999, but excludes any pending or future acquisitions.

MERGER WITH RICHMONT

On August 18, 1999, the Company completed the merger with Dallas, Texas-based Richmont Marketing Specialists Inc. ("Richmont"). For financial reporting purposes, the Company is presented as the accounting acquirer. Accordingly, the results of operations of Richmont have been included in the Company's consolidated statement of operations since the date of the acquisition. Goodwill resulting from the acquisition is being amortized over its estimated useful life. Under the terms of the transaction, the stockholders of Richmont received 6,705,551 shares of the Company's common stock. In addition, the Company granted to certain stockholders and employees of Richmont options to purchase an additional 800,000 shares of the Company's stock at a per-share price equal to $13.50. In connection with the merger, the Company changed its name to Marketing Specialists Corporation and assumed all of Richmont's outstanding debt, which, net of cash on hand at August 18, 1999, totaled approximately $164 million.

BUSINESS UPDATE

Timothy M. Byrd, chief financial officer, said, "I'm pleased to report that the Company's earnings before interest, taxes, depreciation and amortization ("EBITDA") for the third quarter, assuming Merkert American Corporation and Richmont had been together for the entire quarter, are approximately $5 million
- consistent with our previously reported estimate. Through November, we are currently on track to achieve our fourth-quarter EBITDA estimate of $10 million. Additionally, we continue to maintain our year 2000 estimate of approximately $400 million of commission income, approximately $55 million of EBITDA, and earnings per share in the range of $.40 to $.50 per share."

THIRD QUARTER 1999 AND YEAR-TO-DATE RESULTS

The following table sets forth the results of operations of the Company for the periods indicated. The 1998 amounts represent the combined, historical results of the Company, Merkert Enterprises and Rogers-American, and do not reflect the effect of any pro forma adjustments or pro forma shares outstanding (unaudited and dollars in thousands).

Marketing Specialists
1999 Third-Quarter and Nine-Month Results
Page 2


                                                             Three Months                     Nine Months
                                                          Ended September 30,             Ended September 30,
                                                     ----------------------------    ----------------------------
                                                         1999            1998            1999            1998
                                                     ------------    ------------    ------------    ------------
Commissions ......................................   $     66,158    $     43,630    $    151,166    $    131,577
Sales ............................................         10,710           9,974          32,797          31,511
                                                     ------------    ------------    ------------    ------------
Revenues .........................................         76,868          53,604         183,963         163,088


Earnings before interest, taxes, depreciation,
    amortization and restructuring charge ........          2,762           3,596           9,393
                                                                                                            7,025
Restructuring charge .............................         13,290           1,783          13,290           2,303
                                                     ------------    ------------    ------------    ------------

Loss before income taxes .........................        (17,849)         (2,192)        (18,172)         (6,598)

Net loss .........................................   $    (17,089)   $     (2,158)   $    (18,172)   $     (7,123)
                                                     ============    ============    ============    ============


Net loss per share
    Basic and Diluted ............................          (1.61)                          (2.12)

Shares used in computing net loss per share
    Basic and Diluted ............................     10,637,257                       8,555,514

The Company reported that commission revenue for the three months ended September 30, 1999 increased 51.6 percent to $66.2 million, compared to $43.6 million for the three months ended September 30, 1998. Exclusive of acquisitions, revenues during the three-month period, which ended September 30, 1999, decreased $8.1 million or 18.5 percent, compared to the same period in 1998. The decrease in commissions in the third quarter of 1999 is due primarily to manufacturer conflicts resulting from the merger with Richmont.

Commission revenue for the nine months ended September 30, 1999 increased 14.9 percent to $151.2 million, compared to $131.6 million for the nine months ended September 30, 1998. Excluding revenue from acquisitions, commissions decreased approximately $16.4 million, or 12.4 percent. The decrease in commissions for 1999 is due primarily to manufacturer conflicts resulting from the combination of Merkert Enterprises and Rogers American on December 18, 1998, as well as those arising from the merger with Richmont. In addition, the continued consolidation of manufacturer representation by food brokers has had some negative effect on both the three-month and nine-month results.

Sales of private-label products for the three months ended September 30, 1999 increased 7.4 percent to $10.7 million, compared to $10.0 million for the three months ended September 30, 1998. For the nine months ended September 30, 1999, sales increased to $32.8 million from $31.5 million for the same period in 1998.

Gross profit on sales for the three and nine months ended September 30, 1999, was $1.3 million and $3.6 million, respectively, compared to $0.8 million and $2.8 million, respectively, in the corresponding periods of 1998.

Selling, general and administrative expenses for the third quarter of 1999 increased to $64.7 million from $40.9 million for the same period in 1998, primarily due to the merger with Richmont. As a percentage of revenues, these expenses increased to 84.2 percent in 1999 from 76.3 percent in 1998. This increase in the cost ratio was due primarily to the delay required in implementing cost savings related to salaries and real estate expenses until the merger with Richmont was completed in late August 1999. Decreases in commission income due to conflicts, however, were realized immediately following the announcement of the merger in April 1999. Exclusive of the acquisition, selling, general and administrative expenses decreased $3.1 million during the third quarter of 1999 as compared to the third quarter of 1998.

For the nine-month period ended September 30, 1999, selling, general and administrative expenses increased to $145.3 million or 79.0 percent of revenue from $127.3 million or 78.1 percent of revenue for the nine-month period ended September 30, 1998, for the same reasons described above. Exclusive of acquisitions, these expenses decreased $14.3 million, due primarily to a reduction in salaries and related expenses resulting from the Merkert-Rogers American merger in December 1998.

Marketing Specialists
1999 Third-Quarter and Nine-Month Results
Page 3


Earnings before interest, taxes, depreciation, amortization and the restructuring charge for the three and nine months ended September 30, 1999, were $2.8 million and $9.4 million, respectively, compared to $3.6 million and $7.0 million, respectively, in the corresponding periods of 1998.

Subsequent to the merger with Richmont, the Company recorded a restructuring charge of $13.3 million for the three months, which ended September 30, 1999. The charge is comprised of approximately $8.6 million relating to non-cancelable lease obligations, and $4.7 million relating to severance and related expenses associated with terminated employees following the merger. As the Company continues its integration, future restructuring charges may be required.

Interest expense for the three and nine months ended September 30, 1999, was $4.2 million and $8.1 million, respectively, compared to $1.8 million and $5.5 million, respectively, in the corresponding periods of 1998. The increase in 1999 is primarily due to increased borrowing in the third quarter and interest on the assumed debt of Richmont since the merger date.

The Company has not recorded the full tax benefit associated with the losses for the nine-month period, which ended September 30, 1999, since its future realizability is not assured.

The net loss for the quarter ended September 30, 1999, was $17.1 million, or $1.61 per share on a diluted basis, compared to a net loss for the quarter ended September 30, 1998, of $2.2 million. Net loss for the nine months ended September 30, 1999, was $18.2 million or $2.12 per share on a diluted basis, compared to a net loss for the nine months ended September 30, 1998, of $7.1 million.

The Company's credit facility was amended on August 18, 1999. The amended credit facility continues to provide for a $50 million term loan ($45.3 million outstanding as of September 30, 1999) and a $25 million revolving line of credit ($11.0 million outstanding as of November 9, 1999).

Marketing Specialists Corporation provides outsourced sales, marketing and merchandising services to manufacturers of food and other consumer products. With some 7,000 associates in 65 offices located throughout the United States, Marketing Specialists is one of the two largest food brokers in the nation.

                                      * * *

This press release contains forward-looking statements within the meaning of
Section 27a of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Reliance should not be placed on forward-looking statements because they involve unknown risks, uncertainties and other factors, which are, in some cases, beyond the control of Marketing Specialists. Actual events, performance and results could differ materially from the anticipated events, performance or results expressed or implied by such forward-looking statements. The factors which may cause such differences include, among other things, Marketing Specialists' ability to consummate any of the transactions contemplated by the letters of intent to which Marketing Specialists is a party; Marketing Specialists' ability to successfully integrate any future and past acquisitions; the stockholder vote or other conditions relating to the Richmont merger; principal realignment as a result of the merger, the competitive environment; and general economic conditions. For further information, please refer to the Company's filings with the Securities and Exchange Commission.

                             FINANCIAL TABLES FOLLOW

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   To receive Marketing Specialists' latest news release and other corporate documents via FAX at no cost, dial 1-800-PRO-INFO. Use the Company's code, MKSP.

                 Or visit the Company's pages at www.frbinc.com.

Marketing Specialists
1999 Third-Quarter and Nine-Month Results
Page 4


                        MARKETING SPECIALISTS CORPORATION
                     (FORMERLY MERKERT AMERICAN CORPORATION)
                         CONSOLIDATED OPERATING RESULTS
                    (ALL AMOUNTS EXCEPT SHARES IN THOUSANDS)


                                              Three Months Ended September 30,           Nine Months Ended September 30,
                                                 1999                  1998                 1999                  1998
                                              -----------            --------            ----------             --------
Commissions                                   $    66,158            $ 43,630            $  151,166             $131,577
Sales                                              10,710               9,974                32,797               31,511
                                              -----------            --------            ----------             --------

Revenues                                           76,868   100.0%     53,604   100.0%      183,963   100.0%     163,088    100.0%

Selling expenses                                   45,805    59.6%     30,555    57.0%      101,478    55.2%      94,883     58.2%
Cost of sales                                       9,390    12.2%      9,130    17.0%       29,235    15.9%      28,721     17.6%
General and administrative                         18,911    24.6%     10,323    19.3%       43,857    23.8%      32,459     19.9%
Restructuring charge                               13,290    17.3%      1,783     3.3%       13,290     7.2%       2,303      1.4%
Depreciation and amortization                       3,163     4.1%      1,757     3.3%        6,171     3.3%       5,302      3.3%
                                              -----------            --------            ----------             --------

Operating expenses                                 90,559   117.8%     53,548    99.9%      194,031   105.5%     163,668    100.4%
                                              -----------            --------            ----------             --------

Operating income (loss)                           (13,691)  (17.8)%        56     0.1%      (10,068)   (5.4)%       (580)    (0.4)%

Interest expense, net                               4,158     5.4%      1,836     3.4%        8,104     4.4%       5,486      3.4%
Other expenses, net                                  --       0.0%        412     0.7%         --       0.0%         532      0.3%
                                              -----------            --------            ----------             --------

Loss before income taxes                          (17,849)  (23.2)%    (2,192)   (4.1)%     (18,172)   (9.8)%     (6,598)    (4.1)%
Provision (benefit) for income taxes                 (760)   (1.0)%       (34)   (0.1)%        --       0.0%         525      0.3%
                                              -----------            --------            ----------             --------

Net loss                                      $   (17,089)  (22.2)%  $ (2,158)   (4.0)%  $  (18,172)   (9.8)%   $ (7,123)    (4.4)%
                                              ===========            ========            ==========             ========

Net loss per share--basic and diluted         $     (1.61)                               $    (2.12)
                                              ===========                                ==========

Shares used in computing net loss per share
  --basic and diluted                          10,637,257                                 8,555,514
                                              ===========                                ==========

Marketing Specialists
1999 Third-Quarter and Nine-Month Results
Page 5


               MARKETING SPECIALISTS CORPORATION AND SUBSIDIARIES
                     (FORMERLY MERKERT AMERICAN CORPORATION)
                      CONDENSED CONSOLIDATED BALANCE SHEETS
                  (AMOUNTS IN THOUSANDS, EXCEPT SHARE AMOUNTS)


                                                                               September 30,   December 31,
                                                                                   1999            1998
                                                                               -------------   ------------
                                                                                (Unaudited)
                                     ASSETS
Current assets:
      Cash ................................................................      $   4,438       $   1,185
      Restricted cash .....................................................          9,538           9,981
      Accounts receivable, less allowance for doubtful accounts
        of $5,023 at September 30, 1999 and $1,374 at December 31, 1998 ...         55,495          22,334
      Income taxes receivable .............................................            126           2,647
      Inventories .........................................................          1,150           1,623
      Prepaid expenses and other ..........................................          5,444           1,018
                                                                                 ---------       ---------
           Total current assets ...........................................         76,191          38,788
                                                                                 ---------       ---------
Property, plant and equipment, net ........................................         40,044          17,417
Noncompete agreements, net ................................................         12,477           1,986
Goodwill, net .............................................................        323,604         124,475
Other assets ..............................................................         12,178           5,744
                                                                                 ---------       ---------
           Total assets ...................................................      $ 464,494       $ 188,410
                                                                                 =========       =========

                      LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
      Current maturities of long-term debt and notes payable ..............      $  24,878       $  10,523
      Accounts payable ....................................................          9,002           9,293
      Accrued expenses ....................................................         42,049          21,080
                                                                                 ---------       ---------
           Total current liabilities ......................................         75,929          40,896
                                                                                 ---------       ---------
Long-term debt, net of current portion ....................................        245,914          74,673
                                                                                 ---------       ---------
Other liabilities .........................................................         21,060             246
                                                                                 ---------       ---------

Commitments and contingencies
Stockholders' equity:
      Common stock, $.01 par value - Authorized - 54,000,000 shares
        Issued and outstanding - 14,173,844 and 7,218,000, respectively ...            142              72
      Additional paid in capital ..........................................        143,034          75,489
      Note for sale of common stock .......................................         (1,500)         (1,500)
      Retained deficit ....................................................        (19,638)         (1,466)
      Treasury stock, at cost .............................................           (447)           --
                                                                                 ---------       ---------
           Total stockholders' equity .....................................        121,591          72,595
                                                                                 ---------       ---------
           Total liabilities and stockholders' equity .....................      $ 464,494       $ 188,410
                                                                                 =========       =========

Marketing Specialists
1999 Third-Quarter and Nine-Month Results
Page 6


THE FOLLOWING UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS INFORMATION GIVES EFFECT TO THE MERGER WITH RICHMONT AS IF IT HAD OCCURRED ON JANUARY 1, 1998, AND EXCLUDES NON-RECURRING RESTRUCTURING CHARGES.


                                                              Three Months         Nine Months
                                                                  Ended               Ended
                                                           September 30, 1999   September 30, 1999
                                                           ------------------   ------------------
          Commission ....................................      $     93,552       $    284,150
          Sales .........................................            10,710             32,797
                                                               ------------       ------------
          Revenues ......................................           104,262            316,947
          EBITDA ........................................             5,079             15,674
          Net Loss ......................................            (7,744)           (27,913)

          Net Loss per Common Share:
                    Basic and Diluted ...................             (0.55)             (1.97)

          Shares Used in Computing Net Loss Per Share
                    Basic and Diluted ...................        14,173,844         14,173,844


                                                              Three Months         Nine Months
                                                                  Ended               Ended
                                                           September 30, 1998   September 30, 1998
                                                           ------------------   ------------------
          Commission ....................................      $     97,372       $    291,460
          Sales .........................................             9,974             31,511
                                                               ------------       ------------
          Revenues ......................................           107,346            322,971
          EBITDA ........................................             6,721             18,506
          Net Loss ......................................            (8,858)           (29,560)

          Net Loss per Common Share:
                    Basic and Diluted ...................             (0.62)             (2.09)

          Shares Used in Computing Net Loss Per Share
                    Basic and Diluted ...................        14,173,844         14,173,844


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